

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 29, 2008

Mr. Jerry Colazzo
Chief Financial Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009

      RE: **Orange 21 Inc.**
              Form 10-K for the fiscal year ended December 31, 2007
              Filed April 8 2008
              File No. 0-51071

Dear Mr. Colazzo:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Angela J. Crane
                    Accounting Branch Chief